Exhibit 99(a)(1)(vi)

LETTER TO PARTICIPANTS

IN THE LUTECH RESOURCES 401(k) SAVINGS PLAN

in connection with the

Offer to Exchange Shares of Common Stock of

CHICAGO BRIDGE & IRON COMPANY N.V.

for

Shares of Common Stock of MCDERMOTT INTERNATIONAL, INC.

by

MCDERMOTT TECHNOLOGY, B.V.

Pursuant to the Exchange Offer Prospectus dated March 29, 2018

YOUR IMMEDIATE ATTENTION REQUIRED

March 29, 2018

Re: Exchange Offer for Shares of Chicago Bridge & Iron Company N.V. by McDermott Technology, B.V.

Dear Plan Participant:

The Lutech Resources 401(k) Savings Plan (the “Plan”) records indicate that a portion of your account under the Plan is invested in the CB&I Stock Fund (the “Fund”).

McDermott Technology, B.V. (“McDermott Bidco”) is offering to exchange (the “Exchange Offer”) each share of CB&I Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer for the right to receive 2.47221 shares of McDermott Common Stock or, if a 3-to-1 reverse stock split of McDermott Common Stock has occurred prior to the time at which McDermott Bidco accepts all shares of CB&I Common Stock validly tendered and not properly withdrawn in the Exchange Offer, 0.82407 shares of McDermott Common Stock (as applicable, the “Exchange Offer Ratio”), together with cash in lieu of fractional shares, subject to the terms and conditions described in the exchange offer prospectus dated March 29, 2018 (the “Exchange Offer Prospectus”) and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the same meanings given to them in the Exchange Offer Prospectus. The Exchange Offer is being made pursuant to a Business Combination Agreement dated December 18, 2017, by and among McDermott Bidco, CB&I, McDermott and the other parties thereto (as it may be amended or supplemented from time to time, the “Business Combination Agreement”), which sets forth the rights and obligations of the parties with respect to the Exchange Offer and McDermott’s intention to acquire all of the outstanding shares of CB&I Common Stock.

If McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer in accordance with the terms of the Business Combination Agreement, then the McDermott entities that are parties to the Business Combination Agreement and the CB&I entities that are parties to the Business Combination Agreement will complete a series of actions referred to as the “Core Transactions” (together with the Exchange Offer, the “Combination”) on the date on which the expiration of the Exchange Offer occurs (the “Closing Date”), provided that the Liquidation Distribution (which is described in the Exchange Offer Prospectus) will occur on the Closing Date or as soon as practicable thereafter.

As described below, you have the right to instruct Bank of America, N.A. (the “Trustee”), as trustee of the Plan, whether or not to exchange some or all of the shares of CB&I Common Stock attributable to your investment in the Fund under the Plan. There will be no fee to you for instructing the Trustee to tender some or all of your proportional interest in the Fund.

Enclosed for your review are the Exchange Offer Prospectus and the related Letter of Transmittal (for informational purposes only). The enclosed information relates only to shares of CB&I Common Stock allocated to your Plan account. If you own shares of CB&I Common Stock outside of the Plan, you will receive a separate mailing relating to those shares.

Actions You Need to Take

In connection with the Exchange Offer, you need to take the following actions.

1.	Read the enclosed materials in their entirety.

2.	Decide if you want to direct the Trustee to exchange shares of CB&I Common Stock attributable to your Plan account in the Exchange Offer.

3.

If you wish to participate in the Exchange Offer with respect to shares of CB&I Common Stock attributable to your Plan account, provide your directions to the Trustee by phone at +1 (844) CBI-401K (+1 (844) 224-4015) so that the Trustee receives your instructions by 3:00 P.M. Eastern Time on May 7, 2018.

4.

If you do not provide directions or you submit directions after 3:00 P.M. Eastern Time on May 7, 2018 you will be deemed to have elected not to participate in the Exchange Offer and no shares of CB&I Common Stock attributable to your Plan account will be tendered in the Exchange Offer.

Procedures for Directing the Trustee

The Employee Retirement Income Security Act of 1974, as amended, requires that 401(k) plan assets be held in trust, and the shares of CB&I Common Stock that are the primary assets of the Fund are held in an account that is in the Trustee’s name. Consequently, only the Trustee may tender shares of CB&I Common Stock in the Exchange Offer. However, you have the ability to direct whether or not the Trustee will tender shares of CB&I Common Stock representing your proportional interest in the Fund. Unless you affirmatively instruct the Trustee to tender, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Fund in the Exchange Offer.

You may instruct the Trustee to tender shares of CB&I Common Stock allocated to your Plan account by phone by calling the following toll-free number: +1 (844) CBI-401K (+1 (844) 224-4015). All instructions must be RECEIVED before 3:00 P.M. Eastern Time on May 7, 2018.

You can withdraw or change your previously submitted instructions to the Trustee by issuing a new instruction by calling toll-free +1 (844) CBI-401K (+1 (844) 224-4015). Your new instruction will cancel any prior instruction. Any new instructions must be RECEIVED before 3:00 P.M. Eastern Time on May 7, 2018.

If you fail to respond in the manner described above such that your instructions are not received before 3:00 P.M. Eastern Time on May 7, 2018, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Fund in the Exchange Offer.

BACKGROUND

The purpose of the Exchange Offer is to exchange any and all issued and outstanding shares of CB&I Common Stock for shares of McDermott Common Stock, at the Exchange Offer Ratio.

The Exchange Offer forms part of the Combination. The McDermott parties and the CB&I parties will complete the Core Transactions promptly after McDermott Bidco accepts shares of CB&I Common Stock in the Exchange Offer (and in any event on the Closing Date, other than the Liquidation Distribution, which shall occur on the Closing Date or as soon as practicable thereafter), in accordance with the Business Combination Agreement. The Business Combination Agreement and the transactions contemplated thereby are described in the Exchange Offer Prospectus under “Description of the Business Combination Agreement.”

CB&I shareholders who participate in the Exchange Offer will receive shares of McDermott Common Stock, at the Exchange Offer Ratio, in the Exchange Offer. CB&I shareholders who do not participate in the Exchange Offer will receive shares of McDermott Common Stock, at the Exchange Offer Ratio, pursuant to the Liquidation Distribution, rather than the Exchange Offer. To the extent that the Dutch Dividend Withholding Tax (as described in the Exchange Offer Prospectus) is imposed on all or a portion of the shares of CB&I Common Stock attributable to your Plan account, the Plan will bear the costs of such tax and you will not bear the costs of such tax.

The Exchange Offer, as part of the Combination, is subject to a number of conditions described in the Exchange Offer Prospectus under “The Exchange Offer—Conditions to the Exchange Offer as Part of the Combination.” The conditions must be satisfied at or prior to the expiration of the Exchange Offer (or waived by CB&I and McDermott to the extent permissible under applicable law). If the conditions are not satisfied (or waived by CB&I and McDermott to the extent permissible under applicable law), the Exchange Offer will not be completed and tendered shares of CB&I Common Stock will be returned to the registered holders of such shares. Please see the Exchange Offer Prospectus for a description of these conditions, which you should read carefully and in its entirety. The Exchange Offer applies to the shares of CB&I Common Stock that are held by the Trustee of the Plan in the Fund. Only the Trustee, as directed trustee of the Plan, can tender shares of CB&I Common Stock that are held by the Plan in the Exchange Offer. However, you have the ability to direct whether or not the Trustee will tender some or all of those shares of CB&I Common Stock representing your proportional interest in the Fund. The Trustee will tender shares of CB&I Common Stock representing your proportional interest in the Fund solely in accordance with your instructions, and the Trustee will not tender any portion of your proportional interest in the Fund for which it does not receive timely and complete instructions.

NONE OF MCDERMOTT BIDCO, MCDERMOTT, CB&I, THE TRUSTEE, THE INDEPENDENT TABULATOR, THE INFORMATION AGENT, THE PLAN’S RECORDKEEPER OR ANY PLAN FIDUCIARY OR ADMINISTRATOR IS MAKING ANY RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING ANY OF THE SHARES REPRESENTING YOUR PROPORTIONAL INTEREST IN THE FUND IN THE EXCHANGE OFFER. THE DECISION TO TENDER ALL OR A PORTION OF YOUR PROPORTIONAL INTEREST IN THE FUND LIES SOLELY WITH YOU, THE PARTICIPANT.

CONFIDENTIALITY

To assure the confidentiality of your decision, the Trustee will collect participant instructions directly. Neither the Trustee nor its affiliates and agents will make the results of your individual instruction available to CB&I, McDermott Bidco or McDermott, except as required for proper administration of the Plan.

EXTENSION OF THE EXCHANGE OFFER

McDermott Bidco may extend the Exchange Offer to such other date and time as may be agreed in writing by McDermott and CB&I, and McDermott Bidco will extend the Exchange Offer for any minimum period as may be required by the SEC or NYSE. McDermott Bidco will also extend the Exchange Offer on one or more occasions if, at the then-scheduled expiration date for the Exchange Offer, any condition to the Exchange Offer has not been satisfied or waived. McDermott Bidco is not required to extend the Exchange Offer beyond the Termination Date. If McDermott BidCo extends the Exchange Offer, and if administratively feasible, the Trustee may extend the deadline by which plan participants must instruct the Trustee.

If the deadline is extended for Plan participants, an announcement will be posted on http://investors.cbi.com/news/default.aspx and to the Plan’s website, which you can access at www.benefits.ml.com. Please note, however, that any new deadline for Plan participants may be a different date and time than the deadline applicable to CB&I shareholders who hold their shares of CB&I Common Stock outside of the Plan.

NOTICE OF BLACKOUT PERIOD

If prior to 3:00 pm Eastern Time on May 7, 2018, you direct the trustee to tender some or all of the shares attributable to your Plan account, all exchanges out, loans, withdrawals and distributions involving CB&I Common Stock will be prohibited from the date you direct the trustee to tender until all processing relating to the Exchange Offer has been completed, unless the Exchange Offer is terminated or extended. If you choose to withdraw the tender of your shares, the freeze on transactions involving stock will be lifted with respect to those shares. If you do not provide tender instructions to the trustee in a timely and complete manner, you will continue to have access to exchanges out, loans, withdrawals and distributions from the CB&I Common Stock fund, subject to Plan rules.

As of May 7, 2018, all transactions involving the Fund (including loans, withdrawals and distributions involving shares of CB&I Common Stock) will be prohibited until all processing related to the Exchange Offer and the Combination has been completed (including any extension of the Exchange Offer), unless the Exchange Offer and/or Combination is terminated. This period of restriction is referred to as a “Blackout Period.”

The Blackout Period will end as soon as practicable after the expiration of the Exchange Offer (including any extension) and consummation of the Combination. The end of the Blackout Period may not occur until approximately fifteen (15) to twenty-one (21) business days after expiration of the Exchange Offer and consummation of the Combination. Once the Blackout Period ends, an announcement will be posted to the Plan’s website, which you can access at www.benefits.ml.com. You can also obtain more information about the Black Out Period by calling the following toll-free number: +1 (844) CBI-401K (+1 (844) 224-4015). Any proportional interests exchanged pursuant to the terms, and subject to the conditions, of the Exchange Offer or pursuant to the consummation of the Combination will be reflected in your Plan account as a transfer from the Fund into a new McDermott Stock Fund to be formed under the Plan.

Contributions credited to your account after May 7, 2018 to investment funds under the Plan that are open for new investments will be invested as usual, based on your investment directions in effect at the time of your contribution. During the Blackout Period, you may still transfer assets between investment options that are not subject to the Blackout Period. However, please note that certain transactions (including your ability to request a loan, an in-service withdrawal or a full or partial distribution) involving the Fund for which you have instructed the Trustee to tender a portion of your Plan account remain prohibited until the Blackout Period has ended.

SHARES HELD OUTSIDE OF THE PLAN

If you hold shares of CB&I Common Stock outside of the Plan, you will receive, under separate cover, Exchange Offer materials which can be used to tender such shares. Those Exchange Offer materials may not be used to direct the Trustee to tender some or all of your proportional interest in the Fund. The instructions to tender or not tender some or all of your proportional interest in the Fund may only be made in accordance with the procedures described in this letter and in the enclosed materials. Similarly, you may not tender shares of CB&I Common Stock held outside the Plan pursuant to the procedures described in this letter.

FURTHER INFORMATION

If you require additional information concerning the procedure to tender some or all of your proportional interest in the Fund, please contact MacKenzie Partners, Inc., the Information Agent for the Exchange Offer (the “Information Agent”), toll-free at (800) 322-2885 or collect at (212) 929-5500. The Information Agent can also be reached at exchangeoffer@mackenziepartners.com. You may also consult the websites of McDermott or CB&I for more information. The website of McDermott is www.mcdermott.com and the website of CB&I is www.cbi.com. Information included on these websites is not incorporated by reference into this document.

For information about the Plan, you may visit the Plan’s website, which you can access at www.benefits.ml.com or call +1 (844) CBI-401K (+1 (844) 224-4015).